

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2010

Jeffrey J. Gordman
CEO, President and Secretary
Gordmans Stores, Inc.
12100 West Center Road
Omaha, Nebraska 68144

> **Re: Gordmans Stores, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 4, 2010**
> **File No. 333-166436**

Dear Mr. Gordman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Summary

1. We note your response to prior comment seven from our letter dated May 27, 2010 and disclosure on pages one and 53 where you indicate your belief that no other off-price or mid-tier retailer dedicates a comparable proportion of their inventory to certain merchandise offerings. Please revise your disclosure to provide the basis for this belief.

2. We note your revised disclosure on pages seven, 29 and 42 clarifying why predecessor financial information is not comparable. We also note your presentation of predecessor financial information in the table on page 43. It is unclear if license fees and cost of sales are comparable. Please revise or advise.

Risk Factors, page 9

3. We note your response to prior comment 11. It appears that the term "certain key vendors" is replaced with "significant number of vendors" in the risk factor on page 11 regarding your inventory management strategies. We also note that you refer to "key vendors" in the second paragraph of your first risk factor on page nine. Please clarify what constitutes a "significant number" of vendors and clarify how the number of vendors poses a material risk but the loss of certain specific vendors does not. Furthermore, identify any "key vendors" to the extent your disclosure uses such term.

4. It remains unclear why your risk factors do not provide disclosure regarding provisions intended to exempt directors from the doctrine of "corporate opportunity." We note your disclosure on page 93. We also note that your risk factor regarding your status as a "controlled company" on page 18 only appears to relate to exemptions from the requirements of the Nasdaq Global Select Market, not Delaware law.

5. In your risk factor regarding your status as a "controlled company" on page 18 and elsewhere as appropriate, please briefly disclose the existence of any phase-in periods that may apply under Nasdaq Global Select Market rules if and when you are no longer deemed a "controlled company" or pursuant to rules relating to the type of transaction you are conducting.

Selected Historical Consolidated Financial and Operating Data, page 29

6. We note in the second paragraph that financial information, other than net sales, for all Successor periods is not comparable to that of the Predecessor periods presented. It does not appear that any pro forma adjustments were made to gross profit on page 36. Please revise to disclose that license fees from leased departments, cost of sales and gross profit are comparable as well as net sales, or explain to us why the disclosure is not necessary.

Management's Discussion and Analysis, page 31

Quarterly Results and Seasonality, page 42

7. We note from your response to comment 27 of our letter dated May 27, 2010 that you do not present cost of sales information as you do not believe it would enhance the understanding of seasonality beyond the information already included. Please explain to us the basis for this belief. It appears to us that gross profit margins are lower in the fourth quarter but it is difficult for us to conclude

that is the case without a number of periods with which to use as a basis for comparison.

Existing Facilities, page 48

8. Please revise to address the March 31, 2009 increase of $15 million to the revolving facility or advise.

Off-Balance Sheet Arrangements, page 49

9. Please revise your disclosure, if true, to cite the definition of off-balance sheet arrangements found in Item 303(a)(4)(ii) of Regulation S-K or to simply state that you have no off-balance sheet arrangements.

Business, page 53

10. We note your disclosure of the terms of your license agreements with Destination Maternity Corporation and DSW, Inc. on page 58. We also note your risk factor on page 11 relating to how the termination of the license agreements could adversely affect your business. In light of this risk, please also provide any other material terms of such license agreements in response to comment 37 of our previous letter including the "specific percentage" of net footwear and maternity revenue to which you are entitled under such license agreements.

11. We note your additional disclosure in the first paragraph of page 62 regarding the positive and negative factors pertaining to your competitive position in relation to the retail industry. Please revise to provide additional clarity on your positive or negative competitive position with respect to the industry segments you describe in the same paragraph. In this respect, it is unclear whether you believe your pricing is positively competitive with both Wal-Mart and Nordstrom or if your in-stock position is negatively competitive with both Forever 21 and Macy's.

Compensation Discussion and Analysis, page 69

12. We note your revised disclosure on page 70 in response to comment 40 in our previous letter. Please revise to clarify how each component of your compensation program affects other components in your effort to "achieve an appropriate mix" of compensation or meet your "compensation objectives and philosophy."

13. We note your revised disclosure starting in the last paragraph of page 73 and regarding your award of bonuses in excess of the corporate financial performance grid. Please describe in quantitative terms the manner by which your board of directors determined the excess amount awarded to executives for the company exceeding the maximum performance objective.

14. It is unclear where your CD&A addresses the bonuses filed as exhibits 10.26-10.31. Please revise or advise.

Certain Relationships and Related Party Transactions, page 88

15. We note your response to comment 45 from our previous letter and revised disclosure on page 90. Please revise to provide the names of the parties and the material terms, or advise. In this regard, see Instruction 3(a) to Item 404(a) of Regulation S-K.

16. We note that Gordmans Intermediate Holding Corp acquired Gordmans, Inc. in a reverse triangular merger. Please disclose the meaning of "reverse triangular merger".

Description of Certain Indebtedness, page 95

17. Please revise page 96 to disclose in quantitative terms the required "minimum consolidated EBITDA and maximum capital expenditure levels."

Notes to Consolidated Financial Statements, page F-6

18. We note on page 31 that you performed a reduction in force in your Corporate office. Please tell us how you considered FASB ASC 420-10-50 in determining whether to disclose costs associated with reduction in force.

Note C. Property, Buildings and Equipment, page F-11

19. We note from your response to comment 56 in our letter dated May 27, 2010 that the significant decline in value between the February 3, 2007 valuation of common stock and the purchase price agreed to in July 2008 was partially the result of the economic climate in 2008 consistent with the decline in stock prices of publicly traded retail companies during the same period. Please explain to us why you do not believe this deterioration of the economic climate in 2008 did not represent a triggering event under FASB ASC 360-10-35-21. In your response, describe the impact the economic environment had on your revenues and costs and how you determined that any negative impacts (e.g., the decline in average store sales from $6,938 in fiscal 2007 to a pro forma $6,656 in fiscal 2008 per page 30) did not represent a triggering event. In addition, describe to us the reasons other than the economic climate in 2008 that was responsible for the decrease in the value of the company.

Note H. Leases, page F-14

20. We note your response to comment 57 in our letter dated May 27, 2010. Please clarify for us whether the transaction qualified for sale-leaseback accounting, and provide the disclosures required by FASB ASC 840-40-50 to the extent applicable. In addition, please explain to us where you present the future

payments associated with the sale-leaseback transaction in your table of contractual obligations on page 49.

Note K. Net Income/(Loss) Per Common Share, page F-18

21. We note on page F-4 that the balance of common shares outstanding remained at 20,000,000 from February 3, 2007 through September 17, 2008. Please explain to us how you determined the weighted-average shares outstanding (basic) to be 16,610,300 for the year ended February 2, 2008 and 16,597,100 for the 228 days ended September 17, 2008.

Note L. Stock Option Plans, page F-19

22. We note on page F-20 that you applied marketability discounts in valuing the fair value of your common stock. Please tell us the amount of discount applied for each option grant and explain to us how you determined the amount of the discount and how its use is consistent with FASB ASC 718-10-55-11.

Signatures

23. We note your response to comment 60 in our previous letter that Michael D. James is the principal accounting officer of the Company. Please revise your signature page to provide the capacities in which your officers have signed the registration statement, including an indication of who is signing as controller or principal accounting officer. See Instruction 2 under Signatures in Form S-1.

Exhibits

24. Please provide the Agreement and Plan of Merger relating to the Sun Capital Acquisition as an exhibit to your registration statement. We note your response to comment 61 in our previous letter. Despite your assertion that you have no more remaining obligations to be performed under the Merger Agreement, it appears that this agreement was entered into "not more than two years before [your] filing." See Item 601(b)(10)(i) of Regulation S-K. Furthermore, your response to our previous comment does not address the applicability of Item 601(b)(2) of Regulation S-K.

25. Additionally, please file the agreements or clarify for us the information in the risk factor on page 11 in light of your response to prior comment 61 suggesting that your Destination Maternity and DSW contracts are immaterial in both amount and significance.

26. We note the statement in exhibit 10.2 that Mr. Gordman's "payouts thresholds will remain as outlined in the documents" he previously provided. With a view to disclosure, advise us why the terms as outlined are not included in the filed compensation agreement.

27. We note your response to comments one and four of our previous letter. Please file the exhibits marked "to be filed by amendment." In this regard, advise us if you plan to file a tax opinion in connection with the disclosure beginning on page 100.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian McAllister at (202) 551-3341 or Ryan Milne, Accounting Branch Chief, at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Gerald T. Nowak, P.C.
        Fax: (312) 862-2200